Exhibit 99.1

BRAGG GAMING GROUP ANNOUNCES RESULTS FROM
ANNUAL MEETING OF SHAREHOLDERS

TORONTO, July 2, 2024 – Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B gaming technology and content provider, is pleased to announce the voting results from its annual general meeting of shareholders held on June 27, 2024 (the “Meeting”).

All nominees set forth in the Company's management information circular dated May 21, 2024 (the "Circular") were elected as directors of the Company at the Meeting.

Detailed results of the votes are set out below:

	Number of Shares		Percentage of Votes
Nominee	For	Against	For	Against
Matevž Mazij	6,750,013	546,054	92.52%	7.48%
Holly Gagnon	7,152,679	143,388	98.03%	1.97%
Mark Clayton	7,155,214	140,853	98.07%	1.93%
Kent Young	6,750,500	545,567	92.52%	7.48%
Don Roberston	7,155,219	140,848	98.07%	1.93%
Ron Baryoseph	7,287,844	8,223	99.89%	0.11%

The Circular also sought approval to re-appoint MNP LLP as auditors of the Company and to authorize the board of directors of the Company to fix the auditors' remuneration. The results of the shareholder votes for this item is set out below:

Motion	Number of Shares For	Percentage of Votes For
Appointment of Auditors	10,694,652	98.77%

About Bragg Gaming Group Inc.

Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, approved and operational in multiple regulated iCasino markets globally, including in the U.S. and Canada, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Contacts:

James Carbonara

Hayden IR

646-755-7412 or James@HaydenIR.com

For media enquiries or interview requests:

Robert Simmons, Head of Communications, Bragg Gaming Group

press@bragg.group

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